UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 13, 2012

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL REPORTS RUSSIAN RAILWAYS OAO PRESIDENT VLADIMIR YAKUNIN’S VISIT TO ELGA
COAL COMPLEX
Neryungri, Russia — September 13, 2012 — Mechel OAO (NYSE: MTL), one of the
leading Russian mining and metals companies, reports that Russian Railways OAO’s
President Vladimir Yakunin visited Elga Coal Complex’s facilities.
During the working visit, Russian Railways OAO’s President Vladimir Yakunin, together with Chairman of Mechel OAO’s Board of Directors Igor Zyuzin and
Yakutugol Holding Company OAO’s managing director Igor Khafizov toured the facilities of the railway linking the Elga coal deposit with Baikal-Amur
Mainline’s Ulak station, and examined construction progress at Elga Coal
Complex.
Russian Railways’ president voiced high appreciation of the work conducted at the site and noted Mechel’s investment into developing transport infrastructure in Russia’s Far East.
The railway’s construction was one of the hardest and most important stages in developing the Elga coal deposit. Apart from its complexity and scale, this project is unique for the Russian mining industry in that it was implemented by a privately-owned company.
The railway was opened to traffic in December 2011. It was constructed in harsh geological and climatic conditions. The railroad includes 76 bridges, 370 hydroengineering facilities, passing loops, locomotive depots, and a reloading complex. Besides, a highway was built along the railway. The volume of ground and excavation works totals some 80 million cubic meters.
***
Mechel OAO
Maria Kolmogorova
Phone: + 7 495 221-88-88
maria.kolmogorova@mechel.com
***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, nickel, ferrochrome, ferrosilicon, steel, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: Yevgeny V. Mikhel	By:	Yevgeny V. Mikhel
	Name:	Yevgeny V. Mikhel
	Title:	CEO